Exhibit 99.1

China Zenix Auto International Limited Reports Revenue Growth of 30.6%
 in the 2017 Third Quarter

- Sales to the Chinese OEM market increased by 94.6% year-over-year and aluminum wheel shipment volume more than doubled in the third quarter–

- Third quarter net cash inflows from operating activities was US$9.0 million with capital expenditures of US$5.2 million -

ZHANGZHOU, China, December 6, 2017 – China Zenix Auto International Limited (NYSE: ZX) ("Zenix Auto" or "the Company"), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the third quarter and first nine months ended September 30, 2017.

Financial Highlights

Third Quarter 2017:

●	Revenue was RMB643.4 million (US$96.7 million), up 30.6% year-over-year from RMB492.7 million in the third quarter of 2016;
●	Sales to the Chinese OEM market increased by 94.6% year-over-year to RMB353.5 million (US$53.1 million) from RMB181.7 million in the same quarter of 2016;
●	Gross profit was RMB81.5 million (US$12.2 million), flat year-over-year from RMB81.1 million in the third quarter of 2016;
●
Net loss and total comprehensive loss was RMB5.4 million (US$0.8 million) with loss per American Depositary Share ("ADS") of RMB0.11 (US$ 0.02), compared with net loss and total comprehensive loss of RMB16.0 million and loss per ADS of RMB0.31 in the third quarter of 2016;

●	Net cash flow from operating activities was RMB60.1 million (US$9.0 million).

First Nine Months of 2017:

●	Revenue was RMB2,094.7 million (US$314.8 million), up 26.4% year-over-year from RMB1,657.6 million in the first nine months of 2016;
●	Sales to the Chinese OEM market increased by 88.9% year-over-year to RMB1,135.1 million (US$170.6 million) and represented 54.2% of revenue;
●	Sales of tubeless steel wheels accounted for 44.1% of revenue and sales of aluminum wheels accounted for 6.3% of revenue, as the vehicle market is moving towards light-weight components;
●
Net loss and total comprehensive loss was RMB0.4 million (US$0.07 million) with earnings per ADS of RMB0.01 (US$0.00), compared with net loss and total comprehensive loss of RMB14.3 million and loss per ADS of RMB0.28 in the same period of 2016.

Exhibit 99.1

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, "Our top line growth accelerated during the third quarter, as our shipments to many of our over 80 OEM customers experienced in excess of 32% year-over-year growth. While we benefited from the robust growth of our long-term OEM customers such as JAC, SAIC IVECO, Sinotruk and Yutong Bus, our market share with other leading OEMs such as FAW and Foton also experienced significant increases. As the largest wheel producer for the commercial vehicle market in China, our ongoing innovations in product development are finally paying off. Since the Chinese government is heavily campaigning for better on-road safety and lower emissions, OEMs and the aftermarket are increasingly adopting our tubeless steel wheels and aluminum wheel products due to their light-weight features. With the robust growth in aluminum wheel sales, we are planning to launch a second production line to meet this growing demand."

Mr. Martin Cheung, CFO of Zenix Auto, commented, "Higher raw material costs continued to affect our margin. However, we believe we can recover some of the cost increase through our cost-plus pricing model, and the improved product mix will also help offset some cost pressure. With the strong OEM market, we are also increasing collection efforts and our DSO dropped to 52 days from 60 days in December 31, 2016. In the third quarter, we generated positive cash flow from operations of US$ 9.0 million."

2017 Third Quarter Results

Revenue for the third quarter ended September 30, 2017 was RMB643.4 million (US$96.7 million) from RMB492.7 million for the third quarter of 2016. The increase in revenue on a year-over-year basis was mainly driven by increased demand for new trucks, especially in heavy- and medium-duty trucks due to the combined effect of the Government's anti-overloading policy and increased development of infrastructure and residential properties in China.

Aftermarket sales in China decreased by 10.8% year-over-year to RMB203.4 million (US$30.6 million) in the third quarter of 2017 from RMB227.9 million in the third quarter of 2016. Total unit sales in the aftermarket decreased by 27.7% year-over-year with pricing helping to stabilize revenues. Sales in the aftermarket wheel segment remained weak as higher new truck sales negatively affected aftermarket replacement volume.

Sales to the Chinese OEM market increased by 94.6% year-over-year to RMB353.5 million (US$53.1 million) in the third quarter of 2017 compared to RMB181.7 million in the same quarter of 2016. Total unit sales in the OEM market increased by 32.0% year-over-year as a result of strong truck sales, especially heavy- and medium-duty trucks, during the third quarter of 2017.

International sales increased by 4.0% year-over-year to RMB86.5 million (US$13.0 million) in the third quarter of 2017 compared to sales of RMB83.1 million in the third quarter of 2016. Total unit sales in the international sales decreased by 12.4% year-over-year in the third quarter of 2017 as we increased our pricing to reflect higher raw material costs.

In the third quarter of 2017, domestic aftermarket sales, domestic OEM sales and international sales contributed 31.6%, 55.0% and 13.4% of revenue, respectively.

Sales of tubed steel wheels comprised 44.4% of 2017 third quarter revenue compared to 54.9% in the same quarter in 2016. Tubeless steel wheel sales represented 44.4% of 2017 third quarter revenue compared to 35.7% in the same quarter of 2016. While tubed and tubeless

Exhibit 99.1

steel wheel sales remain the main sources of revenue for the Company, sales of aluminum wheels posted a robust year-over-year growth in volume and accounted for 7.1% of third quarter revenue as compared to 4.9% in the same quarter a year ago.

Third quarter gross profit was RMB81.5 million (US$12.2 million), compared to RMB81.1 million in the same quarter in 2016. Gross margin was 12.7% compared with 16.5% in the third quarter of 2016. The decline in gross margin on a year-over-year basis was mainly driven by a significant cost increase in raw materials.

Selling and distribution expenses decreased by 2.0% to RMB40.6 million (US$6.1 million) from RMB41.4 million in the third quarter of 2016. As a percentage of revenue, selling and distribution costs were 6.3% in the third quarter of 2017, compared to 8.4% in the same quarter a year ago.

Research and development ("R&D") expenses decreased by 29.4% to RMB13.9 million (US$2.1 million), compared to RMB19.7 million in the third quarter of 2016. R&D as a percentage of revenue was 2.2% in the third quarter of 2017, compared to 4.0% in last year's third quarter.

Administrative expenses decreased by 3.8% to RMB35.0 million (US$5.3 million) from RMB36.4 million in the third quarter of 2016. As a percentage of revenue, administrative expenses were 5.4%, compared to 7.4% of revenue in the third quarter of 2016.

Net loss and total comprehensive loss for the third quarter of 2017 were RMB5.4 million (US$0.8 million), compared to net loss and total comprehensive loss of RMB16.0 million in the same quarter of 2016.

Basic and diluted loss per ADS in the third quarter of 2017 were RMB 0.11 (US$0.02) compared to basic and diluted loss per ADS of RMB0.31 in the same quarter of 2016.

In the third quarter of 2017, the Company recorded cash inflows from operating activities of RMB60.1 million (US$9.0 million). Capital expenditures for the purchase of property, plant and equipment in the 2017 third quarter were RMB34.7 million (US$5.2 million).

During the third quarter of 2017 and 2016, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2017 First Nine-Month Results

Revenue for the first nine months ended September 30, 2017 increased by 26.4% to RMB2,094.7 million (US$314.8 million) compared with RMB1,657.6 million in the first nine months of 2016.

Aftermarket sales declined by 12.7% year-over-year to RMB674.5 million (US$101.4 million) in the first nine months of 2017, and represented 32.2% of total nine-month revenue. Sales to the Chinese OEM market increased by 88.9% year-over-year to RMB1,135.1 million (US$170.6 million) and represented 54.2% of revenue. International sales increased by 0.5% year-over-year to RMB285.1 million (US$42.8 million) compared with the same period last year, and represented 13.6% of revenue.

Exhibit 99.1

Tubed steel wheel sales for the first nine months ended September 30, 2017 accounted for 45.8% of revenue compared with 55.4% in the same period in 2016. Tubeless steel wheel sales accounted for 44.1% of revenue compared with 36.7% in the same period in 2016. Aluminum wheel sales accounted for 6.3% of revenue compared with 3.4% in the same period in 2016.

Gross profit for the first nine months ended September 30, 2017 was RMB273.1 million (US$41.1 million), compared with RMB298.7 million in the same period in 2016. Gross margin decreased to 13.0% compared with 18.0% in the same period last year.  Income before taxation was RMB3.4 million (US$0.5 million), compared to a loss before taxation of RMB12.2 million during the first nine months of 2016.

Net loss and total comprehensive loss for the first nine months ended September 30, 2017 was RMB0.4 million (US$0.1 million), compared with loss and total comprehensive loss of RMB14.3 million during the same period in 2016. Basic and diluted loss per ordinary share and per ADS for the first nine months ended September 30, 2017 were RMB0.00 (US$0.00) and RMB0.01 (US$0.00), respectively.

As of September 30, 2017, Zenix Auto had bank balances and cash of RMB795.8 million (US$119.6 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$43.6 million). Total bank loans were RMB558.0 million (US$83.9 million). Total equity attributable to owners of the Company was RMB2,537.1 million (US$381.3 million).

For the first nine months ended September 30, 2017, the Company recorded cash outflows from operating activities of RMB49.4 million (US$7.4 million). Capital expenditures for the purchase of property, plant and equipment for the first nine months of 2017 were RMB35.2 million (US$5.3 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Wednesday, December 6, 2017 at 8:00 a.m. EST/ 9:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the "China Zenix Auto" conference call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 A.M. ET on January 6, 2018. The dial-in details for the replay are: U.S. Toll Free Number +1-877-481-4010, International dial-in number +1-919-882-2331 using Conference ID "22591" to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.653 to US$1.00, the effective noon buying rate as of September 30, 2017 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

Exhibit 99.1

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 798 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's customers include large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of September 30, 2017. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

 This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments are as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Investor Relations
Awaken Advisors
Tel: +1-(212) 521-4050
Email: Kevin.Theiss@awakenlab.com

- tables follow –

Exhibit 99.1

China Zenix Auto International Limited
 Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the three months ended September 30, 2017 and 2016
(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	2016 Q3	2017 Q3	2017 Q3
	RMB' 000	RMB' 000	US$' 000

Revenue	492,700	643,360	96,698
Cost of sales	(411,584)	(561,865)	(84,449)
Gross profit	81,116	81,495	12,249
Other operating income	3,346	9,562	1,437
Net exchange gain(loss)	142	(1,048)	(158)
Selling and distribution costs	(41,445)	(40,631)	(6,107)
Research and development expenses	(19,670)	(13,887)	(2,087)
Administrative expenses	(36,400)	(35,025)	(5,264)
Finance costs	(5,295)	(5,262)	(791)
Loss before taxation	(18,206)	(4,796)	(721)
Income tax credit (expense)	2,174	(645)	(97)

Loss and total comprehensive loss for the period	(16,032)	(5,441)	(818)
Loss per share
Basic	(0.08)	(0.03)	(0.00)
Diluted	(0.08)	(0.03)	(0.00)

Loss per ADS
Basic	(0.31)	(0.11)	(0.02)
Diluted	(0.31)	(0.11)	(0.02)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

Exhibit 99.1

China Zenix Auto International Limited
 Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the nine months ended September 30, 2017 and 2016
(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	2016	2017	2017
	RMB' 000	RMB' 000	US$' 000
Revenue	1,657,645	2,094,703	314,837
Cost of sales	(1,358,949)	(1,821,584)	(273,787)
Gross profit	298,696	273,119	41,050
Other operating income	6,702	18,942	2,847
Net exchange gain(loss)	944	(2,340)	(352)
Selling and distribution costs	(136,479)	(132,653)	(19,938)
Research and development expenses	(61,111)	(41,916)	(6,300)
Administrative expenses	(104,954)	(95,769)	(14,394)
Finance costs	(16,043)	(15,952)	(2,398)
(Loss) Profit before taxation	(12,245)	3,431	515
Income tax expense	(2,052)	(3,876)	(583)

Loss and total comprehensive loss for the period	(14,297)	(445)	(68)
Loss per share
Basic	(0.07)	(0.00)	(0.00)
Diluted	(0.07)	(0.00)	(0.00)

Loss per ADS
Basic	(0.28)	(0.01)	(0.00)
Diluted	(0.28)	(0.01)	(0.00)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Financial Position
(RMB and US$ amounts expressed in thousands)

	December 31 2016	September 30 2017	September 30 2017
	RMB'000	RMB'000	US$' 000
ASSETS
Current Assets
Inventories	138,740	237,189	35,650
Trade and other receivables and prepayments	695,856	752,244	113,064
Prepaid lease payments	9,425	9,425	1,417
Pledged bank deposits	32,100	33,100	4,975
Fixed bank deposits with maturity period over three months	290,000	290,000	43,587
Bank balances and cash	896,799	795,761	119,604
Total current assets	2,062,920	2,117,719	318,297

Non-Current Assets
Property, plant and equipment	1,379,287	1,309,372	196,800
Prepaid lease payments	376,449	369,380	55,518
Deferred tax assets	23,836	25,750	3,870
Intangible assets	17,000	17,000	2,555
Total non-current assets	1,796,572	1,721,502	258,743
Total assets	3,859,492	3,839,221	577,040

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	668,633	644,257	96,833
Amount due to a shareholder	1,398	2,981	448
Taxation payable	109	1,049	158
Bank borrowings	558,000	558,000	83,868
Total current liabilities	1,228,140	1,206,287	181,307

Deferred tax liabilities	85,286	87,911	13,213
Deferred income	8,496	7,898	1,187
Total non-current liabilities	93,782	95,809	14,400
Total liabilities	1,321,922	1,302,096	195,707

EQUITY
Share capital	136	136	20
Paid in capital	392,076	392,076	58,930
Reserves	2,145,358	2,144,913	322,383
Total equity attributable to owners of the company	2,537,570	2,537,125	381,333
Total equity and liabilities	3,859,492	3,839,221	577,040

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statement of Cash Flows
For the three months ended September 30, 2017
(RMB and US$ amounts expressed in thousands)

OPERATING ACTIVITIES	Three Months Ended September 30, 2017
	RMB' 000	US$' 000
Loss before taxation	(4,796)	(721)
Adjustments for:
Amortization of prepaid lease payments	2,357	354
Depreciation of property plant and equipment	36,684	5,514
Release of deferred income	(199)	(30)
Finance costs	5,262	791
Interest income	(2,854)	(429)
Operating cash flows before movements in working capital	36,454	5,479

Decrease in inventories	536	81
Decrease in trade and other receivables and prepayments	54,626	8,210
Decrease in trade and other payables and accruals	(35,099)	(5,275)
Cash generated from operations	56,517	8,495
Interest received	3,617	544
NET CASH FROM OPERATING ACTIVITIES	60,134	9,039
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(34,719)	(5,218)
Proceeds on disposal of property, plant and equipment	26	4
Withdrawal of pledged bank deposits	2,800	421
Placement of fixed bank deposits with maturity periods over three months	(240,000)	(36,072)
Withdrawal of fixed bank deposits with maturity periods over three months	240,000	36,072
NET CASH USED IN INVESTING ACTIVITIES	(31,893)	(4,793)
FINANCING ACTIVITIES
New bank borrowings raised	80,000	12,024
Repayment of bank borrowings	(80,000)	(12,024)
Interest paid	(6,199)	(932)
Advance from a shareholder	2,981	448
NET CASH USED IN FINANCING ACTIVITIES	(3,218)	(484)
NET INCREASE IN CASH AND CASH EQUIVALENTS	25,023	3,762
Cash and cash equivalents at beginning of the period	770,076	115,743
Effect of foreign exchange rate changes	662	99
Cash and cash equivalents at end of the period	795,761	119,604

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statement of Cash Flows
For the nine months ended September 30, 2017
(RMB and US$ amounts expressed in thousands)

OPERATING ACTIVITIES	Nine Months Ended September 30, 2017
	RMB' 000	US$' 000
Profit before taxation	3,431	515
Adjustments for:
Amortization of prepaid lease payments	7,069	1,062
Depreciation of property plant and equipment	110,639	16,629
Release of deferred income	(598)	(89)
Finance costs	15,952	2,398
Interest income	(8,488)	(1,276)
Loss on disposal of property, plant and equipment	22	3
Operating cash flows before movements in working capital	128,027	19,242
Increase in inventories	(98,449)	(14,797)
Increase in trade and other receivables and prepayments	(58,534)	(8,797)
Decrease in trade and other payables and accruals	(27,480)	(4,130)
Cash used in operations	(56,436)	(8,482)
Interest received	9,268	1,393
PRC income tax paid	(2,225)	(334)
NET CASH USED IN OPERATING ACTIVITIES	(49,393)	(7,423)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(35,218)	(5,293)
Proceeds on disposal of property, plant and equipment	45	7
Placement of pledged bank deposits	(5,000)	(752)
Withdrawal of pledged bank deposits	4,000	601
Placement of fixed bank deposits with maturity periods over three months	(530,000)	(79,660)
Withdrawal of fixed bank deposits with maturity periods over three months	530,000	79,660
NET CASH USED IN INVESTING ACTIVITIES	(36,173)	(5,437)
FINANCING ACTIVITIES
New bank borrowings raised	335,000	50,351
Repayment of bank borrowings	(335,000)	(50,351)
Interest paid	(18,421)	(2,769)
Advance from a shareholder	1,583	238
NET CASH USED IN FINANCING ACTIVITIES	(16,838)	(2,531)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(102,404)	(15,391)
Cash and cash equivalents at beginning of the period	896,799	134,790
Effect of foreign exchange rate changes	1,366	205
Cash and cash equivalents at end of the period	795,761	119,604